

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2017

Mail Stop 4631

<u>Via E-mail</u>
Robert M. Fortwangler
Chief Financial Officer
Calgon Carbon Corporation
3000 GSK Drive
Moon Township, PA 15108

>       **Re:    Calgon Carbon Corporation**
>               **Form 10-K for Fiscal Year Ended December 31, 2016**
>               **Filed March 1, 2017**
>               **File No. 1-10776**

Dear Mr. Fortwangler:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ Terence O'Brien

                                Terence O'Brien
                                Branch Chief
                                Office of Manufacturing and
                                Construction